Industry Canada Industrie Canada

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

NORDION (CANADA) INC.

Corporate name / Dénomination sociale

891613-6

Corporation number / Numéro de société

I HEREBY CERTIFY that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

JE CERTIFIE que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Virginie Ethier

Virginie Ethier

Director / Directeur

2014-08-06

Date of Amalgamation (YYYY-MM-DD)
Date de fusion (AAAA-MM-JJ)

Canada

Industry Canada / Industrie Canada

Canada Business Corporations Act (CBCA)
FORM 9
ARTICLES OF AMALGAMATION
(Section 185)

1 - Corporate name of the amalgamated corporation

NORDION (CANADA) INC.

2 - The province or territory in Canada where the registered office is situated *(do not indicate the full address)*

ONTARIO

3 - The classes and any maximum number of shares that the corporation is authorized to issue

The Corporation is authorized to issue an unlimited number of Common Shares.

4 - Restrictions, if any, on share transfers

See Schedule "A" attached

5 - Minimum and maximum number of directors *(for a fixed number of directors, please indicate the same number in both boxes)*

Minimum number: 1 Maximum number: 15

6 - Restrictions, if any, on the business the corporation may carry on

None

7 - Other provisions, if any

See Schedule "B" attached.

8 - The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows:

○	183 - Long form: approved by special resolution of shareholders	✓	184(1) - Vertical short-form: approved by resolution of directors	○	184(2) - Horizontal short-form: approved by resolution of directors

9 - Declaration

I hereby certify that I am a director or an authorized officer of the following corporation:

Name of the amalgamating corporations	Corporation number	Signature
8832528 CANADA INC.	883252-8	[signature] 8/6/14
NORDION (CANADA) INC.	891403-6	[signature] Aug 6/14

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).

8916136

Canada

SCHEDULE "A"

Restrictions on Share Transfers / Restrictions sur le transfert des actions

No shares of the Corporation may be transferred without either:

(a) the consent of the directors of the Corporation expressed by a resolution passed at a meeting of those directors, or a resolution in writing signed by all of them; or

(b) the consent of the shareholders of the Corporation, expressed by a resolution passed at a meeting of those shareholders, or a resolution in writing signed by all of those shareholders entitled to vote on that resolution.

SCHEDULE "B"

Other Provisions / Autres dispositions

1. No securities, other than non-convertible debt securities, of the Corporation may be transferred without either:

(a) the consent of the directors of the Corporation expressed by a resolution passed at a meeting of those directors, or a resolution in writing signed by all of them; or

(b) the consent of the shareholders of the Corporation, expressed by a resolution passed at a meeting of those shareholders, or a resolution in writing signed by all of those shareholders entitled to vote on that resolution.

2. Meetings of Shareholders

Meetings of the shareholders may be held within or outside Canada as all the shareholders entitled to vote at that meeting so agree.

OWNERSHIP AND VOTING RESTRICTIONS

1. Interpretation

1.1 In these Ownership and Voting Restrictions, all terms that are not defined have the meanings attributed to those terms in the *Nordion and Theratronics Divestiture Authorization Act* (the "**Nordion Act**") and the *Canada Business Corporations Act* (the "**CBCA**") and

"**associate**" – a person is an associate of a non-resident if

(a) one is a corporation of which the other is an officer or director;

(b) one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(c) one is a partnership of which the other is a partner;

(d) one is a trust of which the other is a trustee;

(e) both are corporations controlled by the same person;

(f) both are members of a voting trust that relates to voting shares of the Corporation;

(g) both are parties to an agreement or arrangement, a purpose of which is to require them to act in concert with respect to their interests, direct or indirect, in the Corporation; or

(h) both are at the same time associates, within the meaning of any of paragraphs (a) to (g), of the same non-resident.

Notwithstanding the foregoing, for the purposes of this definition,

(i) where a resident who, but for this paragraph, would be an associate of a non-resident submits to the Corporation a statutory declaration stating that no voting shares of the Corporation held or to be held by the resident are or will be, to the resident's knowledge, held in the right of, for the use or benefit of or under the control of any non-resident of which, but for this paragraph, the resident would be an associate, that resident and that non-resident are not associates so long as the voting shares held by the resident are not held contrary to the statements made in the declaration;

(j) two corporations are not associates pursuant to paragraph (h) by reason only that pursuant to paragraph (a) each is an associate of the same individual; and

(k) where it appears from the central securities register of the Corporation that any person holds, beneficially owns or controls voting shares to which are attached not more than the lesser of two one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of the Corporation and two thousand such votes, that person is not an associate of anyone else and no one else is an associate of that person.

"control" –

(a) a body corporate is controlled by a person if

(i) securities of the body corporate to which are attached more than 50 percent of the votes that may be cast to elect directors of the body corporate are held, otherwise than by way of security only, by or for the benefit of that person, and

(ii) the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

(b) a partnership or unincorporated organization is controlled by a person if an ownership interest therein representing more than 50 percent of the assets of the partnership or organization is held, otherwise than by way of security only, by or for the benefit of that person.

"corporation" includes a body corporate, partnership and unincorporated organization;

"directors' determination" and similar expressions mean a determination made by the directors of the Corporation in accordance with section 10;

"excess voting shares" means voting shares held, beneficially owned or controlled in contravention of the non-resident share constraint;

"non-resident" means

(a) an individual, other than a Canadian citizen, who is not ordinarily resident in Canada,

(b) a corporation incorporated, formed or otherwise organized outside Canada,

(c) a foreign government or an agency thereof,

(d) a corporation controlled by non-residents as defined in any of paragraphs (a) to (c),

(e) a trust

(i) established by a non-resident as defined in any of paragraphs (b) to (d), other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents, or

(ii) in which non-residents as defined in any of paragraphs (a) to (d) have more than 50 percent of the beneficial interest, or

(f) a corporation that is controlled by a trust described in paragraph (e);

"**non-resident share constraint**" has the meaning set forth in subsection 2.1;

"**non-resident voting constraint**" has the meaning set forth in subsection 3.1;

"**person**" includes an individual, corporation, government or agency thereof, trustee, executor, administrator and other legal representative;

"**principal stock exchange**" means, at any time, the stock exchange in Canada on which the highest volume of voting shares is generally traded at that time, as determined by the directors of the Corporation;

"**resident**" means an individual, corporation, government or agency thereof or trust that is not a non-resident;

"**sell-down notice**" has the meaning set forth in subsection 4.2;

"**shareholder default**" has the meaning set forth in paragraph 4.2(d);

"**shareholder's declaration**" means a declaration made in accordance with section 11;

"**suspension**" has the meaning set forth in subsection 5.1 and "suspend", "suspended" and similar expressions have corresponding meanings; and

"**voting share**" means a share carrying voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes a security currently convertible into such a share and currently exercisable options and rights to acquire such a share or such a convertible security.

1.2 Any provision of these Ownership and Voting Restrictions that may be read in a manner that is inconsistent with the Nordion Act shall be read so as to be consistent therewith. In the event of any inconsistency between the Articles and the CBCA, or anything issued, made or established under that Act, these Articles prevail to the extent of the inconsistency.

1.3 For greater certainty, no person is presumed to be an associate of any other person for the purposes hereof solely by reason that one of them has given the other the power to vote or direct the voting of voting shares of a class of voting shares at a meeting of the holders of that class pursuant to a revocable proxy where the proxy is solicited solely by

means of an information circular issued in a public solicitation of proxies that is made in respect of all voting shares of that class and in accordance with applicable law.

1.4 For the purposes of these Ownership and Voting Restrictions:

(a) where voting shares of the Corporation are held, beneficially owned or controlled, directly or indirectly, by two or more persons jointly, the number of voting shares held, beneficially owned or controlled, directly or indirectly, by each such person shall include the number of voting shares held, beneficially owned or controlled, directly or indirectly, jointly with such other persons;

(b) where one or more joint holders of beneficial owners of or persons controlling voting shares is a non-resident, the voting shares are deemed to be held, beneficially owned or controlled, directly or indirectly, by such non-resident;

(c) where a person who was not a non-resident becomes a non-resident on any day, the day of acquisition or registration in respect of the acquisition of the voting shares held, beneficially owned or controlled, directly or indirectly, by such person shall be deemed to be the day that such person became a non-resident; and

(d) references to shares "of" a person are to shares held, beneficially owned or controlled, directly or indirectly, otherwise than by way of security only, by that person.

1.5 If any law of Canada or a province applicable to the Corporation should become prescribed for the purposes of Section 46 or Section 174(1)(c) of the CBCA, these Articles shall be read as if the constraints imposed hereby included constraints in order to assist the Corporation or any of its affiliates or associates (as such terms are defined in the CBCA) to qualify under such prescribed law to receive licenses, permits, grants, payments or other benefits by reason of attaining or maintaining a specified level of Canadian ownership or control and such specified level of Canadian ownership or control shall be the level of Canadian ownership or control designated by such prescribed law of Canada or a province.

1.6 In these Ownership and Voting Restrictions, except where the context requires to the contrary, words importing the singular shall include the plural and vice versa and words importing gender shall include masculine, feminine and neuter genders.

2. Non-Resident Share Constraints

2.1 Subject to section 8, non-residents, together with the associates thereof, shall not hold, beneficially own or control, directly or indirectly, otherwise than by way of security only, in the aggregate voting shares to which are attached more than 25 percent of the votes that may ordinarily be cast to elect directors of the Corporation. (The foregoing prohibition is referred to in these Ownership and Voting Restrictions as the "non-resident share constraint".)

2.2 If it appears from the central securities register of the Corporation or if the directors determine that there is a contravention of the non-resident share constraint:

(a) the Corporation shall make a public announcement, whether by press release, newspaper advertisements or otherwise, reasonably expected to inform the markets in which voting shares are traded of the contravention; and

(b) the Corporation shall not:

(i) accept any subscription for voting shares from any non-resident;

(ii) issue any voting shares to any non-resident; or

(iii) register or otherwise recognize the transfer of any voting share s from any resident to any non-resident.

2.3 If it appears from the central securities register of the Corporation, or if the directors determine that, after any proposed subscription, issue or transfer of voting shares to a non-resident, there would be a contravention of the non-resident share constraint, the Corporation shall not:

(a) accept the proposed subscription for voting shares;

(b) issue the proposed voting shares; or

(c) register or otherwise recognize the proposed transfer.

3. Non-resident Voting Constraints

3.1 Subject to section 8, if the directors determine that on any motion made at any meeting of shareholders of the Corporation more than 25 percent of the votes cast, in person or by proxy, have been cast in respect of voting shares that are held, beneficially owned or controlled, directly or indirectly, by non-residents, all votes cast, in person or by proxy, in respect of such voting shares on that motion shall be proportionally adjusted so that such votes cast equal 25 percent of all votes cast. (The foregoing adjustment is referred to in these Ownership and Voting Restrictions as the "non-resident voting constraint".)

4. Sell-Down Notice

4.1 If the directors determine that there is a contravention of the non-resident share constraint and that to do so

(i) would be permitted under the CBCA;

(ii) would be practicable; and

(iii) would not be unfairly prejudicial to, and would not unfairly disregard the interests of, non-residents who hold, beneficially own or control, directly or indirectly, voting shares;

the Corporation shall send a sell-down notice to the registered holders of such of those voting shares as shall be chosen on the basis of inverse order to the order of acquisition or registration of all non-residents, by lot or by such other method that is authorized by a directors' determination.

4.2 Any notice (a "**sell-down notice**") sent to a registered holder of voting shares pursuant to the foregoing shall:

(a) specify in reasonable detail the nature of the contravention of the non-resident share constraint, the number of voting shares determined to be excess voting shares and the consequences of the contravention specified in section 2;

(b) request an initial or further shareholder's declaration;

(c) specify a date, which shall be not less than 60 days, after the date of the sell-down notice, by which the excess voting shares are to be sold or disposed of;

(d) state that unless the registered holder either:

(i) sells or otherwise disposes of the excess voting shares by the date specified in the sell-down notice on a basis that does not result in any contravention of the non-resident share constraint and provides to the Corporation, in addition to the shareholder's declaration requested pursuant to paragraph 4.2(b), written evidence satisfactory to the Corporation of such sale or other disposition; or

(ii) provides to the Corporation, in addition to the shareholder's declaration requested pursuant to paragraph 4.2(b), written evidence satisfactory to the Corporation that no such sale or other disposition of excess voting shares is required;

such default (a "**shareholder default**") shall result in the consequence of suspension pursuant to section 5 and may result in the consequence of sale in accordance with section 6 without further notice to the registered holder, and shall specify in reasonable detail the nature and timing of those consequences;

(e) provide such further information or statements as required by the CBCA.

4.3 If, following the sending of a sell-down notice, written evidence is submitted to the Corporation for purposes of subparagraph 4.2(d)(ii), the Corporation shall assess the evidence as soon as is reasonably practicable and in any event shall give a second notice to the person submitting the evidence not later than 10 days after the receipt thereof stating whether the evidence has or has not satisfied the Corporation that no sale or other disposition of excess voting shares is required. If the evidence has so satisfied the Corporation, such sell-down notice shall be cancelled and such second notice shall so state. If the evidence has not so satisfied the Corporation, such second notice shall reiterate the statements required to be made in such sell-down notice pursuant to paragraphs 4.2(c) and (d). In either case, the 60-day period referred to in

paragraph 4.2(c) shall be automatically extended to the end of the 10-day period referred to in this section 4.3 if such 10-day period extends beyond such 60-day period.

5. **Suspension**

5.1 In the event of a shareholder default in respect of any registered holder of voting shares, then, without further notice to the registered holder:

(a) all of the voting shares of the registered holder shall be deemed to be struck from the securities register of the Corporation;

(b) no person may, in person or by proxy, exercise the right to vote any of such voting shares;

(c) subject to subsection 10.1, the Corporation shall not declare or pay any dividend, or make any other distribution, on any of such voting shares and any entitlement to such dividend or other distribution shall be forfeited;

(d) the Corporation shall not send any form of proxy, information circular or financial statements of the Corporation or any other communication from the Corporation to any person in respect of such voting shares; and

(e) no person may exercise any other right or privilege ordinarily attached to such voting shares.

(All of the foregoing consequences of a shareholder default are referred to in these Ownership and Voting Restrictions as a "suspension".) Notwithstanding the foregoing, a registered holder of suspended voting shares shall have the right to transfer such voting shares on any securities register of the Corporation on a basis that does not result in contravention of the non-resident share constraint.

5.2 The directors of the Corporation shall cancel any suspension of voting shares of a registered holder and reinstate the registered holder to the securities register of the Corporation for all purposes if they determine that, following the cancellation and reinstatement, none of such voting shares will be held, beneficially owned or controlled in contravention of the non-resident share constraint. For greater certainty, any such reinstatement shall permit, from and after the reinstatement, the exercise of all rights and privileges attached to the voting shares so reinstated but, subject to section 9.1, shall have no retroactive effect.

6. **Sale**

6.1 In the event of a shareholder default in respect of any registered holder of voting shares, the Corporation may elect by directors' determination to sell, on behalf of the registered holder, the excess voting shares thereof, without further notice thereto, on the terms set forth in this section 6 and section 7.

6.2 The Corporation may sell any excess voting shares in accordance with this section 6:

(a) on the principal stock exchange on which such shares are listed for trading; or

(b) if there is no principal stock exchange, on such other stock exchange or organized market on which the voting shares are then listed or traded as the directors of the Corporation shall determine; or

(c) if the voting shares are not then listed on any stock exchange or traded on any organized market, in such other manner as the directors of the Corporation shall determine,

the whole with a view to obtaining the best sale price available in the circumstances at the time of sale.

6.3 The net proceeds of sale of excess voting shares sold in accordance with this section 6 shall be the net proceeds after deduction of any commission, tax or other cost of sale.

6.4 For all purposes of a sale of excess voting shares in accordance with this Section, the Corporation is the agent and lawful attorney of the registered holder and the beneficial owner of the excess voting shares.

7. Procedures Relating to Sale

7.1 In the event of any sale of excess voting shares in accordance with section 6, the Corporation shall deposit an amount equal to the amount of the net proceeds of sale price, in a special interest bearing account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the registered holder of the excess voting shares sold on presentation and surrender by the registered holder to that bank or trust company of the certificate or certificates representing the excess voting shares. Any interest earned on any amount so deposited shall accrue to the benefit of the registered holder.

7.2 From and after any deposit made pursuant to section 7.1, the registered holder shall not be entitled to any of the remaining rights of a registered holder in respect of the excess voting shares sold, other than the right to receive the funds so deposited on presentation and surrender of the certificates representing the excess voting shares sold.

7.3 If a part only of the voting shares represented by any certificate is sold in accordance with section 6, the Corporation shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the voting shares.

7.4 So soon as is reasonably practicable after, and, in any event, not later than 30 days after, a deposit made pursuant to section 7.1, the Corporation shall send a notice to the registered holder of the excess voting shares sold and the notice shall state:

(a) that a specified number of voting shares has been sold;

(b) the amount of the net proceeds of sale;

(c) the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale; and

(d) all other relevant particulars of the sale.

7.5 For greater certainty, the Corporation may sell excess voting shares in accordance with section 6, despite the fact that the Corporation does not possess the certificates representing the excess voting shares at the time of the sale. If, in accordance with section 6, the Corporation sells excess voting shares without possession of the certificates representing the excess voting shares, the Corporation shall issue to the purchaser of such excess voting shares or its nominee a new certificate or certificates representing the excess voting shares sold. If, in accordance with section 6, the Corporation sells excess voting shares without possession of the certificates representing the excess voting shares and, after the sale, a person establishes that it is a bona fide purchaser of the excess voting shares sold, then, subject to applicable law:

(a) the excess voting shares held or beneficially owned by the bona fide purchaser are deemed to be, from the date of the sale by the Corporation validly issued and outstanding voting shares in addition to the excess voting shares sold; and

(b) notwithstanding subsection 7.2, the Corporation is entitled to the deposit, together with interest, made pursuant to subsection 7.1 and shall add the amount of the deposit to the stated capital account for the class of voting shares issued.

8. Exceptions

8.1 Notwithstanding section 2 and 3, the non-resident share constraint and the non-resident voting constraint shall not apply in respect of voting shares of the Corporation that are held:

(a) by one or more underwriters solely for the purpose of distributing the voting shares to the public;

(b) by any person who provides centralized facilities for the clearing of trades in securities and is acting in relation to trades in the voting shares solely as an intermediary in the payment of funds or the delivery of securities, or both; and

(c) by any person if the acquisition of those shares by that person:

(i) is an investment that, under sections 21 to 23 of the *Investment Canada Act*, is, or is deemed, likely to be of net benefit to Canada; and

(ii) is not prohibited under Part IV.1 of the *Investment Canada Act*.

8.2 Notwithstanding sections 2 and 3, the non-resident share constraint and the non-resident voting constraint shall not apply in respect of voting shares of the Corporation referred to in paragraph 8.1(c) that are subsequently held by any other person.

9. Saving Provisions

9.1 Notwithstanding any other provision of these Ownership and Voting Restrictions:

(a) the directors of the Corporation may determine to pay a dividend or to make any other distribution on voting shares that would otherwise be prohibited by any other provision of these Ownership and Voting Restrictions where the contravention of the non-resident share constraint that gave rise to the prohibition was inadvertent or of a technical nature or it would otherwise be inequitable not to pay the dividend or make the distribution; and

(b) where a dividend has not been paid or any other distribution has not been made on voting shares as a result of a directors' determination of a contravention of the non-resident share constraint, the directors of the Corporation shall declare and pay the dividend or make the distribution if they subsequently determine that no such contravention occurred.

9.2 If the Corporation suspends voting shares in accordance with section 5, or otherwise redeems, purchases for cancellation or otherwise acquires voting shares, and the result of' such action is that any person and the associates of that person who, prior to such action, were not in contravention of the non-resident constraint are, after such action, in contravention, then, notwithstanding any other provision of these Ownership and Voting Restrictions, the sole consequence of such action to that person and the associates of that person, in respect of the voting shares of that person and of the associates of that person held, beneficially owned or controlled at the time of such action, shall be that the number of votes attached to those voting shares shall be reduced to a number that is the largest whole number of votes that may be attached to the voting shares which that person and the associates of that person could hold, beneficially own or control from time to time in compliance with the non-resident constraint.

9.3 Notwithstanding any other provision of these Ownership and Voting Restrictions, a contravention of the non-resident share constraint shall have no consequences except those that are expressly provided for in these Ownership and Voting Restrictions. For greater certainty but without limiting the generality of the foregoing:

(a) no transfer, issue or ownership of, and no title to, voting shares;

(b) no resolution of shareholders; and

(c) no act of the Corporation, including any transfer of property to or by the Corporation;

shall be invalid or otherwise affected by any contravention of the non-resident share constraint or the failure to make the adjustment required pursuant to the non-resident voting constraint.

10. Directors' Determinations

10.1 The directors of the Corporation shall have the sole right and authority to administer the provisions of these Ownership and Voting Restrictions and to make any determination required or contemplated hereunder. In so acting, the directors of the Corporation shall enjoy, in addition to the powers set forth in these Ownership and Voting Restrictions, all of the powers necessary or desirable, in their opinion, to carry out the intent and purpose of these Ownership and Voting Restrictions. The directors of the Corporation shall make on a timely basis all determinations necessary for the administration of the provisions of these Ownership and Voting Restrictions and, without limiting the generality of the foregoing, if the directors of the Corporation consider that there are reasonable grounds for believing that a contravention of the non-resident ownership constraint has occurred or will occur, the directors shall make a determination with respect to the matter. Any directors' determination that is not inconsistent with the Nordion Act and other applicable law shall be conclusive, final and binding except to the extent modified by any subsequent directors' determination. Notwithstanding the foregoing, the directors of the Corporation may delegate, in whole or in part:

(a) their power to make a directors' determination in respect of any particular matter to a committee of the board of directors; and

(b) any of their other powers under these Ownership and Voting Restrictions in accordance with subsection 115(3) or paragraph 121(a) of the CBCA.

10.2 The directors of the Corporation shall make any directors' determination contemplated by section 2:

(a) after the relevant shareholder's declarations have been requested and received by the Corporation, only:

(i) on a basis consistent with those shareholder's declarations; or

(ii) if the directors of the Corporation are of the opinion that the shareholder's declarations do not contain adequate or accurate information and they believe and have reasonable grounds for believing that they will not be provided with shareholder's declarations that do contain adequate and accurate information; or

(b) whether or not any shareholder's declaration has been requested or received by the Corporation; only if the directors of the Corporation believe and have reasonable grounds for believing that they have sufficient information to make the directors' determination, that the consequences of the directors' determination would not be inequitable to those affected by it and that it would

be impractical, under all the circumstances, to request or to await the receipt of any shareholder's declaration.

10.3 In administering the provisions of these Ownership and Voting Restrictions, including, without limitation, in making any directors' determination in accordance with section 10.2 or otherwise, the directors of the Corporation may rely on any information on which the directors consider it reasonable to rely in the circumstances. Without limiting the generality of the foregoing, the directors of the Corporation may rely upon any shareholder's declaration, the securities register of the Corporation, the knowledge of any director, officer or employee of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation.

10.4 In administering the provisions of these Ownership and Voting Restrictions, including, without limitation, in making any directors' determination, the directors shall act honestly and in good faith. Provided that the directors of the Corporation so act, they shall not be liable to the Corporation and neither they nor the Corporation shall be liable to any holder or beneficial owner of voting securities or any other person for, nor with respect to any matter arising from or related to, any act or omission to act in relation to these Ownership and Voting Restrictions. To the extent that, in accordance with subsection 10.1, any other person exercises the powers of the directors of the Corporation under these provisions, this section 10.4 applies mutatis mutandis.

10.5 Any directors' determination required or contemplated by these Ownership and Voting Restrictions shall be expressed and conclusively evidenced by a resolution duly adopted.

11. Shareholder's Declarations

11.1 For purposes of monitoring the compliance with and of enforcing the provisions of these Ownership and Voting Restrictions, the directors of the Corporation may require that any registered holder or beneficial owner, or any other person of whom it is, in the circumstances, reasonable to make such request, file with the Corporation or its registrar and transfer agent a completed shareholder's declaration. The directors of the Corporation shall determine from time to time written guidelines with respect to the nature of the shareholder's declaration to be requested, the times at which shareholder's declarations are to be requested and any other relevant matters relating to shareholder's declarations.

11.2 A shareholder's declaration shall be in the form from time to time determined by the directors of the Corporation pursuant to subsection 11.1 and, without limitation, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act. Without limitation, any shareholder's declaration may be required to contain information with respect to:

(a) whether the person is the beneficial owner of or controls particular voting securities or whether any other person is the beneficial owner of or controls those voting securities;

(b) whether the person is an associate of any other person, including whether the person and any other person act, or are parties to an agreement or an arrangement, a purpose of which is to require them to act, in concert with respect to their interests, direct or indirect, in the Corporation; and

(c) whether the person or any other beneficial owner of the voting securities is a resident or a non-resident.

Industry Canada / Industrie Canada

Canada Business Corporations Act (CBCA)
FORM 2
INITIAL REGISTERED OFFICE ADDRESS AND FIRST BOARD OF DIRECTORS
(Sections 19 and 106)

To be filed with Articles of Incorporation, Amalgamation or Continuance

1 - Corporate name

NORDION (CANADA) INC.

2 - Address of registered office *(must be a street address, a P.O. Box is not acceptable)*

Number and street name: 100 King Street West, Suite 1600 - 1 First Canadian Place

City: Toronto   Province / Territory: Ontario   Postal Code: M5X 1G5

3 - Additional address

Care of: ______

Number and street name ______

City: ______   Province / Territory: ______   Postal Code: ______

4 - Members of the board of directors

FIRST AND LAST NAME	ADDRESS (must be a street address, a P.O. Box is not acceptable)	CANADIAN RESIDENT (Y/N)
Michael Mulhern	3 Parkway North, Suite 100N Deerfield, Illinois 60015 USA	No
Phil Macnabb	3 Parkway North, Suite 100N Deerfield, Illinois 60015 USA	No
Radu Grovu	781 Pharmacy Avenue Toronto, Ontario M1L 3K2 Canada	Yes

5 - Declaration

I hereby certify that I am an incorporator of the new corporation, or that I am a director or an authorized officer of the corporation continuing into or amalgamating under the CBCA.

Signature: [signature]

Print name: Michael Mulhern   Telephone number: 847-607-6060

Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA).